

September 5, 2012

Via Email
Mr. Zhi Chen
Chief Executive Officer
China TopReach Inc.
6th Floor, San Shan Tower
No. 59 Dongjie Street
Fuzhou City, China 350001

> **Re: China TopReach Inc.**
> **Form 20-F for the year ended December 31, 2011**
> **Filed May 14, 2012**
> **File No. 000-52416**

Dear Mr. Chen:

We have reviewed your response letter dated August 24, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the year ended December 31, 2011

Financial Statements, page 63
Notes to Consolidated Financial Statements, page F-7
1 Organization and Business Operations, page F-7
Spin-off of ShiFang Holding Limited in 2010, page F-8

1. We note your response to our prior comment 4. Your response indicates that the company and certain entities that are owned and controlled by the directors of the company held approximately 53% and 52% of the equity interests in ShiFang as of December 31, 2011 and 2010. We also note from your response that the company and these other entities vote unanimously at ShiFang's shareholder meetings and ShiFang's directors nominated by the company represent the company and make unanimous decisions with respect to ShiFang. Please tell us whether the unanimous voting by these

parties with respect to ShiFang and its operations is required by contractual agreement. If not, please explain in further detail why you believe that the combined voting interest of the company and these other shareholders of ShiFang provides you with a controlling voting interest. We may have further comment upon review of your response.

13 Deposits for Marketing and Promotion Projects, page F-25

2. Your response to prior comment 9 indicates that under certain real estate development project agreements, you are required to use the deposit paid to the developer to purchase units at contractually agreed prices. Please tell us under what circumstances you would be required to pay the developer amounts in addition to the deposits and whether the contractually agreed prices of the units are typically the same as, more than, or less than, the deposits paid. Your response should address the time period for these arrangements, including how long is given for 95% of properties sold to be achieved, as well as whether you have had to purchase properties under these agreements in the past. We may have further comment upon receipt of your response.

19 Due to Related Parties, page F-29

3. We note from your response to prior comment 11 that you do not believe ASC 835-30-25 is applicable to your related party loans as these amounts are repayable on demand. However, it appears from your balance sheet that you have classified the amount due to Fujian Lanting Network Technology Holding Co. Ltd. as a long-term obligation in your consolidated balance sheet. If this amount is repayable upon demand as you have indicated in your response, it should be classified as a current liability in your financial statements as required by ASC 470-10-45. Alternatively, if this obligation is not repayable upon demand but is instead a long-term obligation then we believe interest expense should be imputed on this obligation pursuant to the guidance in ASC 835-30-25. Please advise or revise as appropriate.

28 Changes in Ownership Interest of ShiFang, page F-36

4. We note your response to our prior comment number 14 but do not believe that your response adequately addressed our prior comment. As requested in our prior comment, please provide us with your calculations of the amounts transferred from non-controlling interest to additional paid in capital as a result of the private placement of shares by ShiFang, the initial public offering of ShiFang shares and during 2011 due to the repurchase of its own shares by ShiFang. We may have further comment upon review of your computations.

5. We note your response to our prior comment 15. Please tell us the source of the 2011 amounts "net loss of the company for the year" of RMB (7,692,003) and "net income attributable to NCI of ShiFang in 2011" of RMB 6,043,157. In addition, please tell us the source of the 2010 amount of "loss of the company for the year "of RMB (18,112,831).

Your response should also address the source of the net income attributable to shareholders of ShiFang in 2011 and 2010 of RMB 52,978,475 and RMB 163,627,617, respectively.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief